SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                           (Amendment No.      )
                                          -----


                         First Federal Bancorp, Inc./Ohio
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                 319966 10 7
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                               (CUSIP Number)


                              January 07, 2002
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           (Date of Event Which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   319966 10 7              13G
         -----------------

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1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ON)

      34-1891992

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a) [ ]

                                                              (b) [ ]
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                    5    SOLE VOTING POWER

NUMBER OF                274,700
SHARES              --------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
OWNED
BY EACH
REPORTING PERSON    --------------------------------------------------------
WITH                7    SOLE DISPOSITIVE POWER


                    --------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER


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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.81%
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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


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13    Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

      [ ]    Rule 13d-1(b)
      [ ]    Rule 13d-1(c)
      [ ]    Rule 13d-1(d)


Item 1(a).    Name of Issuer:
---------
              MacNealy Hoover Investment Management Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
---------
              4580 Stephen Circle, Suite 201
              Canton, Ohio  44718

Item 2(a).    Name of Person Filing:
---------
              Harry C.C. MacNealy

Item 2(b).    Address of Principal Business Office or, if none,
---------     Residence:




Item 2(c).    Citizenship:
---------
              United States

Item 2(d).    Title and Class of Securities:
---------
              First Federal Bancorp Inc./Ohio      Common Stock

Item 2(e).    CUSIP Number:
---------
              319966 10 7

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-
-------    2(b) or (c), check whether the person filing is a:

           (a)  [ ]   Broker or Dealer registered under Section 15 of the
                      Act.

           (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act

           (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of
                      the Act.

           (d)  [ ]   Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

           (e)  [X]   An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E).

           (f)  [ ]   An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F).

           (g)  [ ]   A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G).

           (h)  [ ]   A savings association as defined in Section 13(b) of
                      the Federal Deposit Insurance Act (12 U.S.C. 1813).

           (i)  [ ]   A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

           (j)  [ ]   A group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.    Ownership:
-------

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)  Amount Beneficially Owned:

                274,700

           (b)  Percent of Class:

                8.81%

           (c)  Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:  274,700

                (ii)   shared power to vote or to direct the vote:

                (iii) sole power to dispose or to direct the disposition of:

                (iv) shared power to dispose or to direct the disposition of:

Instruction.-For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class. If this statement
------- is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than Five percent of the class of securities, check the following [ ]:

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
-------
           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.    Identification and Classification of the Subsidiary Which
------- Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

           If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
           Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.    Identification and Classification of Members of the Group:
-------
           If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
           If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.    Notice of Dissolution of Group:
-------
           Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.   Certifications:
--------

           a. The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           b. The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



1/07/02                                /s/ Harry C.C. MacNealy
-----------------------------          -----------------------------
Date                                   Harry C.C. MacNealy

Name/Title  CEO MacNealy Hoover Investment Management Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal vioations (see 18 U.S.C. 1001).